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                          COLUMBIA EQUITY TRUST, INC.
                         1750 H Street, N.W., Suite 500
                             Washington, D.C. 20006


                                 June 24, 2005


VIA EDGAR AND FACSIMILE (202/942-9635)
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Mr. Jeffrey A. Shady, Esq.

                          Columbia Equity Trust, Inc.
           Registration Statement on Form S-11 (File No. 333-122644)

Dear Mr. Shady:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Columbia Equity Trust, Inc. hereby requests acceleration of effectiveness of the above-captioned Registration Statement to 4:00 p.m., New York City time, on June 28, 2005 or as soon thereafter as practicable.

     Pursuant to your letter to Oliver T. Carr, III dated March 10, 2005, in connection with this request for acceleration of effectiveness, the Company acknowledges the following:

     - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
     - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
     - the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                        Very truly yours,

                                        Columbia Equity Trust, Inc.


                                        By:     /s/ John M. Novack
                                                --------------------------
                                        Name:   John M. Novack
                                        Title:  Senior Vice President and Chief
                                                Accounting Officer